



Saucy Asian SF LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $124,000

Offering End Date: November 9, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Saucy Asian SF LLC

Founded: September 22, 2022

Address: 3801 17th St.
San Francisco, CA 94114

Industry: Full-Service Restaurants

Employees: 10

Website: www.saucyasian.com

Use of Funds Allocation:

If the maximum raise is met:

$118,420 (95.50%) – of the proceeds will go towards second location
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 12,700 Followers





Business Metrics:

	FY21	FY22	5/1/2023 - 9/24/2023
Total Assets	$223,638	$167,090	$69,971
Cash & Cash Equivalents	$85,443	$71,949	$43,971
Accounts Receivable	-$146,717	-$146,717	$0
Short-term Debt	-$84,226	-$191,440	$0
Long-term Debt	$422,713	$408,147	$23,757
Revenue	$1,271,257	$1,462,266	$542,212
Cost of Goods Sold	$362,246	$326,272	$90,630
Taxes	$0	$0	$0
Net Income	$110,526	$115,365	$39,517

Recognition:

Saucy Asian SF LLC (DBA Saucy Asian) has been in business since May 2023 and was incorporated in 2022. Prior to May 2023, the San Francisco location of Saucy Asian was owned by Shinn by Sons but operated by Andrew Shinn, the current owner. While living in Seoul completing a graduate degree in international business, the owner Andrew Shinn had the dream of packaging up his experience that touched on all the human senses. You'll notice this as soon as you step into a Saucy Asian™ see the sights and sounds that embody the Seoul experience. So, as you take a bite of our spicy pork bibimbap or Cali burrito with bulgogi beef, while downing an ice cold soju slush, they hope you experience your own version of Seoul.

About:

Saucy Asian SF LLC (DBA Saucy Asian) was inspired by the bright neon lights, the irresistible smell of grilling pork belly, the soothing sounds of a crowded dining room, the crisp sensation of chasing a shot of soju with an ice cold beer, and the unforgettable laughs that accompanied every night out in Seoul, Saucy Asian™ was the dream of a man that wanted to share his culture with the world. Previously operated by Andrew under the umbrella company, Shinn & Sons, Saucy Asian SF was spun off in May 2023.

For more information, contact our Customer Support Team at support@thesmbx.com

